Exhibit 2.5

This Certificate is of Value

Itamar Medical Ltd.

(the “Company”)

Warrant Allocation Certificate

That was prepared and executed on [         ]

To

[___________]

1.	The Company hereby issues in your name [ ] Warrants (Series 4) of the Company (the “Warrants”).

2.	The terms of the Warrants allocated to you pursuant to this Warrant Allocation Certificate are as detailed in the Company’s Shelf Prospectus, dated February 13, 2013, and as amended on February 21, 2013 (reference no.: 2013-01-045489), and in the Company’s Shelf Offering Report, dated December 2, 2015 (reference number: 2015-01-171690).

3.	This Certificate is of value and shall be safekept.

4.	This Certificate may be split, transferred or waived.

5.	The Warrants will be registered in your name in the Company’s register of warrants.

In witness whereof, we have signed below:

________________________

Itamar Medical Ltd.

Shelf Prospectus, published on the Tel Aviv Stock Exchange on February 13, 2013

2.19.	Terms of the Warrants for Shares (Series 4-13)

2.19.1.	General

The Warrants (Series 4-13) shall hereinafter be referred to in this Section, jointly and severally, as: the “Warrants” unless otherwise expressly or implicitly indicated, this Section shall apply, separately, to each of the Warrants 4-13. The Warrants included in this Shelf Prospectus are in accordance with a principle decision of the Board of Directors’ decision from February 11, 2013. The Warrants, to the extent issued, shall be registered by name and listed for trade on the Tel Aviv Stock Exchange.

2.19.2.	Definitions

With regard to this Section, the following terms shall have the definition appearing alongside them:

“Consumer Price Index” or the “Index”	The price index known as the “Consumer Price Index” including vegetables and fruits and which is published by the Israel Central Bureau of Statistics and Economic Research, and includes such same index even if it is published by a different entity or other official institution that replaces it, whether built upon the same data on which the existing index is built or not. If it is replaced by another index published by such entity or institution and that same entity or institution did not establish the ratio between it and the replaced index, such ratio shall be determined by the Central Bureau of Statistics and in the event that such ratio is not so determined, then the ratio between the other index and the replaced index shall be determined by the Company’s Board of Directors in consultation with economic experts of its choosing.

The “Base Index”	The Consumer Price Index known on a particular day as determined in the first offering report of the Warrants (Series 4-13), as applicable.

The “Known Index”	The last known Index.

The “Exercise Index”	The Index known on the exercise date of the Warrants (Series 4-13), as applicable.

The “Base Exchange Rate”	The exchange rate known on a particular date that shall be determined in the first offering report of the Warrants (Series 4-13), as applicable.

The “Known Exchange Rate”	The foreign currency exchange rate for a particular date that was determined by the Bank of Israel prior to such date, provided that during a period of time in which the Bank of Israel is not in the practice of determining an exchange rate, the Known Exchange Rate shall be the exchange rate last determined by the Finance Minister together with the Governor of the Bank of Israel for governmental debt certificates that are linked to a foreign currency exchange rate.

The “Exercise Exchange Rate”	The known exchange rate on the date of exercise of a Warrant (Series 4-13), as applicable.

“Foreign Currency”	A foreign currency whose exchange rate is published by the Bank of Israel or in place of such exchange rate, an official Israeli currency exchange rate, which shall apply during that time in regard to governmental debt certificates linked to such foreign currency exchange rate, but not more than one foreign currency with respect to each series of Warrants as shall be specified in the first offering report of the Warrants.

2.19.3.	Warrant Exercise Date and Price

Each Warrant of each of Series 4-13, as applicable, shall be exercisable for one ordinary share, subject to the adjustments specified in Section 2.19.11 below (hereinafter: the “Exercise Shares”) in exchange for a cash payment of the exercise price linked to the linkage basis or without linkage as specified in Section 2.19.4 below (hereinafter: the “Exercise Price Linkage Terms” and the “Exercise Price,” respectively) on any trading day (and in the event the Exercise Price is linked to the Index – other than between the 12th and the 16th of each calendar month), commencing with the date of the registration of the Warrants for trade on the Tel Aviv Stock Exchange and until the last exercise date (hereinafter in this Section: the “Exercise Period” and the “End of the Exercise Period,” respectively), as shall be determined in the first shelf offering report, and as shall be determined by the Company immediately prior to the initial offering of the Warrants of the relevant series and as shall be specified in the first shelf offering report.

Notwithstanding the foregoing, the Warrants shall not be exercisable on the effective date of a distribution of bonus shares, a rights offering, the distribution of a dividend, a reverse share split, a forward share split or an equity reduction (each of the above shall hereinafter be called: a “Company Event”). Should the ex date of the Company Event occur prior to the effective date of the Company Event, no exercise shall be executed on such ex date.

A Warrant from Series 4-13, as applicable, which is not exercised by (and including) the End of the Exercise Period, shall expire and shall be void and the holder thereof shall not have any right or claim whatsoever. In this regard, see also, the end of Section 2.19.9, below.

2.19.4.	Linkage Terms

The Exercise Price of the Warrants included in this Shelf Prospectus may or may not be linked to one of the linkage bases specified in Sections 2.19.4.1 and 2.19.4.2, below, as shall be specified in the shelf offering report under which each of such series of Warrants shall first be offered, while referring to the provisions regarding linkage bases, as follows:

2.19.4.1.	Linkage to the Index

Should the terms of any series of Warrants stipulate that the Exercise Price of the Warrants of that same series is linked to the Consumer Price Index, then their linkage to the Index shall be set according to the linkage terms as follows:

If it becomes apparent that the Exercise Index will be different than the Base Index determined in the first offering report of the Warrants of the relevant series, as applicable, the Exercise Price of the Warrants of that same series shall be increased or decreased, as applicable, at a rate identical to the rate of increase or decrease in the Exercise Index as compared to the Base Index, meaning – no protection shall apply to the Exercise Price. Notwithstanding the foregoing, the Company shall be entitled to determine in the first shelf offering report that protection shall apply to the Exercise Price, meaning – if the Exercise Index will be equal to the Base Index or lower, the Exercise Index shall be the Base Index, meaning the Exercise Price shall remain unchanged. If the Company does not stipulate in the first offering report whether protection applies or not, as aforesaid, no protection shall apply.

2.19.4.2.	Linkage to Foreign Currency

If the terms of any series of Warrants stipulate that the Exercise Price of the Warrants of that same series is linked to a foreign currency, then the linkage of the Exercise Price to the foreign currency shall be set according to the linkage terms specified as follows:

If it becomes apparent that the Exercise Exchange Rate will be different than the Base Exchange Rate stipulated in the first offering report of the Warrants of the relevant series, as applicable, the Exercise Exchange Rate of the Warrants of the relevant series, as applicable, shall be increased or decreased by a rate identical to the rate of increase or decrease of the Exercise Exchange Rate as compared to the Base Exchange Rate, meaning – no protection shall apply to the Exercise Exchange Rate. Notwithstanding the foregoing, the Company shall be entitled to determine in the first shelf offering report that protection shall apply to the Exercise Price, meaning – if the Exercise Exchange Rate will be equal to the Base Exchange Rate or lower, the Exercise Exchange Rate shall be the Base Exchange Rate, meaning the Exercise Price shall remain unchanged. If the Company does not stipulate in the first offering report whether protection applies or not, as aforesaid, no protection shall apply.

For the avoidance of doubt, it is hereby clarified that such linkage shall not be to more than one foreign currency.

2.19.4.3.	Unlinked Warrants

It is should be emphasized that in the event the terms of any series of Warrants stipulate that the Exercise Price of the Warrants is unlinked then the Exercise Price for those same Warrants shall be denominated in a nominal amount in New Israel Shekels and not linked to any index or any currency.

2.19.5.	Notice of Exercise of Warrants

The registered owners of the Warrants shall be entitled, during the Exercise Period, to exercise their rights under the Warrants to purchase the Exercise Shares and to receive them by allocation in consideration of the cash payment of the Exercise Price, under the following terms:

2.19.5.1.	Any holder of a Warrant (hereinafter: the “Applicant”) who wishes to exercise his right to acquire the Exercise Shares to which he is entitled shall file by way of the banks and by way of any other Tel Aviv Stock Exchange members, if he is an unregistered holder, or directly (if he is registered in the register of warrants), in the manner described below, a written request in the text stipulated by the Company (hereinafter: the “Exercise Notice”) together with the allocation letters of the Warrants relating to the request in addition to a cash sum equal to the Exercise Price for each Warrant such holder requests to exercise (plus linkage differentials, to the extent they apply). The Exercise Price and/or the quantity of shares which the holder of each Warrant shall be entitled to purchase in consideration of the Exercise Price shall be adjusted in the cases specified in Section 2.19.11, below.

2.19.5.2.	The exercise date shall be deemed to be the date on which an Exercise Notice is delivered to the Company which fulfills all of the terms specified in this prospectus and in the offering report, in the event of direct delivery, and in the event of delivery of the Exercise Notice by way of members of the Tel Aviv Stock Exchange, the date on which the Tel Aviv Stock Exchange Clearinghouse receives notice from the Tel Aviv Stock Exchange member regarding the exercise of the Warrant which fulfills all of the terms specified in this Shelf Prospectus and the shelf offering report (hereinafter: the “Exercise Date”).

2.19.5.3.	The Applicant must sign, at any time he is required to do so by the Company or by the registration company, any additional document required according to the provisions of any law and the Company’s articles of association in order to give effect to the issuance of the Exercise Shares.

2.19.5.4.	The Company’s Board of Directors has the authority to empower any person it sees fit to sign in the name of the Applicant and on his behalf, any document required for the purpose of the issuance of the Exercise Shares.

2.19.5.5.	If the Applicant does not fulfill all of the conditions for exercising the Warrant, in full, and such cannot be remedied by whomever the Board of Directors appoints as aforesaid, then the Exercise Notice shall be considered void and the letter of allocation of Warrants and the consideration attached to the Exercise Notice shall be returned to the Applicant within two business days of the Company’s determination that the notice is void.

2.19.5.6.	The Exercise Notice may not be canceled or modified. No right to a partial exercise of Warrants shall be granted but a letter of allocation of Warrants may be split or transferred or waived as stated in Section 2.19.8, below.

2.19.5.7.	If the End of the Exercise Period of the Warrants falls on a day which is not a trading day, then it shall be postponed to the next trading day immediately thereafter.

2.19.6.	The Tel Aviv Stock Exchange Clearinghouse’s Bylaws Regarding the Timetable for Exercising the Offered Warrants

Any person holding Warrants by way of banks and other Tel Aviv Stock Exchange members (hereinafter: the “Authorized Entities”) shall give notice of exercise by way of such Authorized Entities and such exercise of the Warrants for shares shall be subject to the bylaws of the Tel Aviv Stock Exchange Clearinghouse, which are described, below.

As of the date of this Shelf Prospectus, the bylaws regarding the timetable for the exercise of the Warrants stipulate as follows:

2.19.6.1.	An Exercise Notice received up until 12:00 p.m. at the offices of the member of the Tel Aviv Stock Exchange by whom the Warrants are held, shall be transferred by the member to the Tel Aviv Stock Exchange Clearinghouse by no later than 12:00 p.m. the following trading day.

2.19.6.2.	If the Tel Aviv Stock Exchange Clearinghouse receives notice from a member of the Tel Aviv Stock Exchange regarding an exercise up until 12:00 p.m., the Tel Aviv Stock Exchange clearinghouse shall charge the member of the Tel Aviv Stock Exchange the amount of monetary consideration and shall credit the registration company accordingly, no later than 12:00 p.m. the following trading day after such notice is delivered to it.

2.19.6.3.	If the registration company receives the credit notice as described in Section 2.19.6.2, above, by 12:00 p.m., such registration company shall transfer the Exercise Notice to the offices of the Company no later than 12:00 p.m. the following trading day.

2.19.6.4.	Any of the notices listed in Sections 2.19.6.1-2.19.6.3, above, received after 12:00 p.m. on any trading day shall be considered as having been received prior to 12:00 p.m. the following trading day.

2.19.6.5.	Notwithstanding the foregoing, on the date of the End of the Exercise Period and, if the date of the End of the Exercise Period is not a trading day, the following trading day, the members of the Tel Aviv Stock Exchange Clearinghouse must provide the Tel Aviv Stock Exchange Clearinghouse with the final Exercise Notices by 9:00 a.m. The exercise shall be executed that same day. A member of the Tel Aviv Stock Exchange Clearinghouse who does not submit an Exercise Notice by such hour shall be viewed by the Tel Aviv Stock Exchange Clearinghouse as not having exercised his exercise right and the Warrants held by it shall expire.

2.19.6.6.	Notwithstanding the foregoing, it is hereby emphasized that the exercise of the Warrants shall be subject to the bylaws of the Tel Aviv Stock Exchange Clearinghouse as in effect on the actual exercise date.

2.19.7.	Allocation and Certificates

2.19.7.1.	No later than two trading days after the Exercise Date, the Company shall issue to the Applicants the Exercise Shares which are due thereto by way of certificates in the name of the registration company and, in light of the approval of the registration for trading of the Exercise Shares on the Tel Aviv Stock Exchange, after their issuance, the Company shall submit an application to the Tel Aviv Stock Exchange that the Exercise Shares be registered for trade on the Tel Aviv Stock Exchange as soon as possible thereafter.

2.19.7.2.	In accordance with what is stated in the Tel Aviv Stock Exchange’s bylaws, all shares deriving from the exercise of the Warrants shall be registered in the register of shareholders in the name of the registration company, as specified in Section 2.15, above.

2.19.7.3.	The Applicant shall not be entitled to any issuance of a portion of one Exercise Share. However, all of the fractions of the Exercise Shares formed, if such are formed, shall be sold by the Company on the Tel Aviv Stock Exchange during a period of 30 days from the date on which a quantity which the Company considers reasonable for sale are formed. The consideration paid to each entitled party shall be the net consideration after deduction of the expenses of the sale and the consideration due to the Company with respect to the exercise of such shares and after deducting other applicable fees and levies. Such consideration shall be paid to the entitled parties within fourteen (14) days of the date of sale. A check shall not be sent to an entitled party in a sum of less than NIS 50 and it shall be possible to receive these sums in the offices of the Company during regular work days and hours after coordinating in advance. An entitled party who does not arrive at the offices of the Company to receive such sum within twelve (12) months of the date of sale shall lose his right to such sum.

2.19.8.	Transfer and Splitting of Warrants

2.19.8.1.	Transfer

The letters of allocation of the Warrants may be transferred or waived provided that an appropriate transfer deed is submitted to the Company. The transfer deed shall be in a format similar to a share transfer deed. Those sections of the Company’s articles of association that apply to the transfer of shares shall apply, mutatis mutandis, to the transfer of letters of allocation of Warrants. Such transfer deed shall be delivered for registration in the Company’s registered office together with the Warrant as well as with all of the expenses involved in the transfer, including the amount required in order to pay any applicable stamp tax and other governmental levies. The Board of Directors may require any proof that it sees fit regarding ownership by the transferor and his right to transfer the Warrant. The Board of Directors may refuse to register transfers where the associated transfer deed is not duly stamped.

2.19.8.2.	Split

Any letter of allocation of Warrants may be split into a number of letters of allocation provided that the total number of the Warrants included therein is equal to the number of Warrants included in the letter of allocation whose split is requested and provided that every letter shall address complete Warrants. The split shall be made according to a split request signed by the registered holder of that same letter of allocation together with the letter of allocation whose split is requested. All expenses involved in the split, including any applicable stamp tax and other mandatory payments, shall apply to the party requesting the split.

2.19.9.	Expiration of Warrants

2.19.9.1.	A Warrant that is exercised shall expire as of the date of the allocation of the Exercise Shares and shall not grant its holder any right other than the right to receive the Exercise Shares with respect thereto.

2.19.9.2.	A Warrant that is not exercised prior to the End of the Exercise Period (i.e. a Warrant for which an Exercise Notice, the Exercise Price, and letter of allocation, are not received by the Company prior to such date), shall not grant any right and shall expire on such date.

2.19.10.	Exercise Share Rights

The Exercise Shares shall be equal in rights to the rights of the ordinary shares that shall exist in the Company’s issued equity on the date of their allocation and shall entitle their holders to participate in all cash dividends or bonus shares and any other distribution for which the effective date for the right to their receipt is after the Exercise Date. With regard to the rights that accompany the ordinary shares of the Company as of the date of the prospectus, see Chapter 4 of the prospectus.

2.19.11.	Adjustments for the Distribution of Bonus Shares, Participation in Rights Offerings and Distribution of Dividends

As of the date of the shelf offering report and until the End of the Exercise Period, Warrants that have not yet been exercised shall be subject to the following provisions:

2.19.11.1.	Adjustment due to Distribution of Bonus Shares

Subject to the foregoing, if during the Exercise Period, the Company distributes bonus shares, the rights of the holders of the Warrants shall be maintained such that the number of shares deriving from the exercise to which a holder of a Warrant shall be entitled upon their exercise shall be increased or decreased by the number of shares of that same class which the holder of the Warrant would have been entitled to receive as bonus shares had he exercised the Warrant on the last trading day prior to the ex date for the issuance of the bonus shares. The Exercise Price for the Warrant shall not change as a result of the addition of such shares. In the event of adjustments under this Section, the holder of a Warrant shall not be entitled to receive any fractional share and the provisions of Section 2.19.7.3 above, shall apply. This adjustment method may not be modified.

The number of Exercise Shares to which the holder of a Warrant shall be entitled shall be adjusted only in the event of distribution of bonus shares described above or in the event of a rights offering, to the extent the Company elects the adjustment method specified in Section 2.19.11.2(b) below but not in the event of any other issuances (including issuances to interested parties). The Company shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the ex bonus shares shall be traded.

2.19.11.2.	Adjustment due to Rights Offering

If during the Exercise Period, the Company offers the Company’s shareholders, rights to purchase any securities, one of the provisions specified in subsections (A) – (B) below shall apply, as determined by the Company in the first shelf offering report under which the Warrants of any series shall be first offered. In the event the Company does not specify in the shelf offering report which of the below alternatives shall apply, the alternative specified in subsection (B) below shall apply. The adjustment method that shall be determined in accordance with the foregoing may not be modified. The alternatives are as follows:

(A)	The quantity of Exercise Shares shall not be increased, and the Company shall also offer the rights or cause them to be offered with the same terms, mutatis mutandis, to holders of the Warrants which have not yet been exercised as if the holders of such Warrants had exercised their Warrants by the trading day prior to the ex date for the issuance of the rights.

(B)	The number of shares deriving from the exercise of the Warrants shall be adjusted to the bonus rights component as expressed in the ratio between the closing price of the share on the Tel Aviv Stock Exchange of the last trading day prior to the “ex” date for the issuance of the rights and the base price of the “ex rights” share.

If the Company chooses this alternative, it shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the “ex rights” shares shall be traded.

2.19.11.3.	Adjustment due to Distribution of a Dividends

If during the Exercise Period, the Company distributes a dividend (as defined in the Israel Companies Law), one of the provisions specified in subsections (A) – (B) below shall apply, as determined by the Company in the first shelf offering report under which the Warrants of Series 4-13 shall be first offered. The Company shall publish in detail in the shelf offering report the manner by which the Exercise Price shall be adjusted as a result of the distribution of a dividend, if any, in accordance with its selection of one of the two alternatives specified below. The adjustment method that shall be determined in accordance with the foregoing may not be modified. In the event the Company does not specify in the shelf offering report which of the below alternatives shall apply, the alternative specified in subsection (B) below shall apply. The alternatives are as follows:

(A)	The exercise supplement stipulated in the prospectus shall be reduced by the amount of the dividend in shekels. A. If the exercise supplement was linked to the Consumer Price Index, the amount of the dividend shall be adjusted to the ratio between the Base Index and the Known Index on the date of the “ex dividend.” B. If the exercise dividend was linked to changes in the exchange rate of a foreign currency, the amount of the dividend in shekels will be adjusted to the ratio between the Base Exchange Rate and the Known Exchange Rate on the “ex dividend” date. The Company undertakes to give notice of the adjusted Exercise Price in an immediate report prior to the opening of trading on the day on which the “ex dividend” shares shall be traded. For the avoidance of doubt, it is hereby clarified that no modification to the Base Index or the Base Exchange Rate shall apply.

(B)	The exercise supplement shall be multiplied by the ratio between the “ex dividend” Base Exchange Rate and the share’s closing price on the Stock Exchange on the last trading day prior to the “ex dividend” date. The Company undertakes to give notice of the adjusted Exercise Price in an immediate report prior to the opening of trading on the date on which the “ex dividend” shares shall be traded.

2.19.12.	Miscellaneous Provisions to Protect Holders of the Warrants during the Exercise Period

As of the date of the first shelf offering report in relation to the Warrants and so long as all of the Warrants have not been exercised or expired under the terms of this shall prospectus and under any offering report but, in any event, no later than the End of the Exercise Period, the following provisions shall apply to protect holders of the Warrants:

2.19.12.1.	The Company shall maintain a sufficient number of ordinary shares in its registered capital to ensure the exercise rights of the holders of the Warrants and if necessary, the Company shall effect an increase in its registered capital.

2.19.12.2.	If the Company consolidates the ordinary shares in its issued share capital or distributes them in a secondary distribution, the number of Exercise Shares issued as a result of the exercise of the Warrants shall decrease or increase, as applicable, following such event. In such case, a holder of Warrants will not be entitled to receive any fraction of a complete share and the treatment of fractional shares that are created shall be determined by the Company’s Board of Directors at its sole discretion. In the event of such consolidation or distribution, the provisions of this chapter shall apply, mutatis mutandis.

2.19.12.3.	Within one business day after an adjustment in accordance with Section 2.19.11 above, the Company shall publish a notice in two daily newspapers in the Hebrew language with widespread distribution in Israel regarding the right of holders of the Warrants to exercise their Warrants while indicating the “Exercise Price” and the “Exercise Period” to which one Warrant grants the right at such time.

2.19.12.4.	Additionally, no later than three weeks and no earlier than four weeks prior to the End of the Exercise Period, the Company shall publish an immediate report regarding the End of the Exercise Period for the Warrants and give written notice to all holders of the Warrants that are registered in the register of warrants.

2.19.12.5.	The notice shall also state that the right to exercise the Warrants shall no longer be in effect after the End of the Exercise Period of the Warrants and that following such date, the Warrants shall be null and void. In the event of any extension of the Exercise Period that shall be made within a reasonable period of time in advance prior to the End of the Exercise Period, the Company shall publish and give notice at the beginning of the month in which the additional Exercise Period expires.

2.19.12.6.	The Company shall make a copy of its periodic reports and interim financial statements available at its registered office during regular business hours. At the request of a holder registered in the register of warrants, the Company shall send such holder a copy of such reports and statements to the address provided by such holder.

2.19.12.7.	The Company shall not adopt a resolution and shall not declare a distribution of a dividend, bonus shares or offering of rights to purchase securities with an effective date that precedes the date of the resolution and the effective date shall not be less than six (6) trading days after the adoption of the resolution or declaration thereof.

2.19.12.8.	In the event a resolution is adopted to effect a voluntary liquidation, the Company shall publish an immediate report regarding such resolution and the Company shall also publish notice regarding such resolution in two daily newspapers in the Hebrew language with widespread circulation in Israel. Any holder of Warrants shall be considered as having taken advantage of his exercise right prior to the adoption of the resolution (without first needing to pay the Exercise Price) unless written notice of his waiver of such right is given to the Company within thirty (30) days from the date of publication of the notice. If the holder of a Warrant does not provide such notice within such period of time, the holder shall be entitled to the amount he would have received upon liquidation of the Company as a holder of shares as a result of the exercise of the Warrants in his possession for shares immediately prior to the adoption of the resolution to liquidate, after deducting the Exercise Price with respect to those same Warrants from the proceeds he shall receive from his share in the liquidation, if any such balance is available for distribution.

2.19.13.	Changes to the Rights of the Warrants and Meetings of Holders of Warrants

According to the terms of the Warrants, upon prior approval of a resolution adopted by a majority of 75% of those voting at a separate general meeting of holders of the Warrants, the Company may effect a settlement with the holders of the Warrants in connection with any right or claim thereof or an amendment, modification, or rearrangement of the rights or terms of the Warrants.

Notwithstanding the foregoing, according to the Tel Aviv Stock Exchange’s bylaws, the terms of the Warrants that relate to the Exercise Period, the Exercise Price, the linkage terms and terms of the adjustments to be made following the distribution of bonus shares, rights or dividends, may not be modified, other than changes to the Exercise Period, the Exercise Price and/or the linkage terms of the Warrants in the context of an arrangement or settlement proceeding under Section 350 of the Companies Law, 1999. Additionally, in accordance with the Tel Aviv Stock Exchange’s bylaws and guidelines, the Company may modify the Exercise Price in the context of a Split or Merger of the Company, provided that such modifications only include those required by such proceeding. The above is subject to the Exercise Price not decreasing below the par value of the Exercise Shares.

In accordance with the Tel Aviv Stock Exchange’s bylaws and guidelines, a “Split” means, in this context – a transaction in which a company distributes shares which it holds in another company to its shareholders or a transaction pursuant to which a company transfers assets and liabilities to a new company established for the purpose of the Split and the shareholders in the new company also consist of shareholders in the company transferring the assets and liabilities, provided that the terms of the Split are equal for all of the Company’s shareholders.

In accordance with Tel Aviv Stock Exchange’s bylaws and guidelines, a “Merger” means, in this context – a transaction in which a company’s shares are transferred to a new company or another registered company or a process by pursuant to which the company transfers all of its assets and liabilities to a new company or to another registered company, provided that the securities of the company whose shares or assets are transferred are removed from trade on the Tel Aviv Stock Exchange and the terms of Merger are equal for all of the Company’s shareholders.

All provisions of the Company’s articles of association in regard to the general meeting of the shareholders, the majority required to adopt resolutions and voting rights, shall apply – mutatis mutandis – to general meetings of holders of the Warrants. For a description of the provisions of the Company’s articles of association regarding such matters, see Chapter 4 of this prospectus.

At each general meeting of owners of Warrants, each Warrants shall have one vote with respect to each Warrants held thereby. Voting at general meetings of holders of Warrants shall be made by a count of votes.

In regard to adjustments due to distribution of bonus shares, issuance of rights, and distribution of dividends, see Section 2.19.11 above.

2.19.14.	Ledger of Holders of Warrants

The Company shall maintain a ledger with an up-to-date list of holders of Warrants at its registered office. The Company shall be entitled to close the ledger and not permit transfers for periods not exceeding 30 days per year.

2.19.15.	Registration

The Company shall only recognize ownership by the holder in whose name the Warrant is registered in the ledger of holders of Warrants and the Company shall not be obligated to register in the ledger or recognize any trust, whether express or implied, or any lien or pledge of any kind whatsoever or any beneficial right in connection with the Warrants. The Company shall recognize any registered holder of a Warrant as being entitled to the Warrant free of any right of offset, counterclaim, or beneficial rights between the Company and a prior holder, including the original holder of that same Warrant.

2.19.16.	Heirs

The executors of the will and administrators of the estate of a sole holder of a Warrant who has passed away, or if there are no executors of the will or administrators of the estate – those persons who have a right to the Warrant as the heirs to the sole holder of the Warrant who passed away, shall be the only ones whom the Company recognizes as holders of any right to the Warrant. In the event of the death of one or more joint holders of a Warrant, the Company shall only recognize the person or persons remaining alive as the owner of any right to the Warrant or as its beneficiary. Any person who became entitled to the Warrant as the result of the death or bankruptcy of the holder of a Warrant shall have the right, after having presented evidence required of him by the Company’s Board of Directors from time to time, to be registered as the holder of the Warrant or, subject to these terms, to transfer the Warrant.

2.19.17.	Notices

Any notice from the Company to holders of Warrants including the holders of Warrants registered in the ledger of holders of Warrants shall be given by way of publication of an immediate report on the MAGNA website of the Israel Securities Authority and such notice shall be deemed to have been delivered to the holders of the Warrants on the date of such immediate report.

Notwithstanding the foregoing, where required by law, the Company shall also publish, in addition to an immediate report, a notice in two daily newspapers in the Hebrew language with widespread circulation in Israel and the notice shall be deemed to have been delivered to the holders of the Warrants on the date of the immediate report or the date of publication of the newspaper notice, whichever is earlier.

2.19.18.	Purchase of Warrants by the Company and its Subsidiary

The Company reserves the right, subject to applicable law, to purchase and/or sell, directly or by means of a subsidiary, at any time, on or off the Tel Aviv Stock Exchange, at any price it sees fit, Warrants that shall be in circulation from time to time, as specified in Section 2.20.18 below.

2.20.18.	Purchase of Warrants by the Company and its Subsidiary

2.20.18.1.	The Company reserves the right, subject to applicable law, to purchase, from time to time, any Warrants in circulation on the free market at any price it deems fit, without derogating from its repayment obligation. The Company shall publish an immediate report regarding any such purchase by the Company. A subsidiary of the Company or any other company under its control may periodically purchase and/or sell Warrants in the context of an issuance made pursuant to this Shelf Prospectus and an offering report, at its discretion. Warrants held by the Company, a subsidiary or a company controlled by the Company shall be deemed an asset of such company.

2.20.18.2.	If the Company or a company under its control purchases Warrants (for shares/bonds) and/or convertible bonds, then the shares or bonds deriving from the exercise of the Warrants and/or convertible bonds, which are held by the Company (or any other company under its control), shall be offered for sale in the future in accordance with applicable law as new shares or bonds, by way of a prospectus under the Securities Law or through a private placement (including the application of the restriction rules dictated by law as a function of their being offered by way of a private placement).

Shelf Offering Report, published on the Tel Aviv Stock Exchange on December 2, 2015

7.2.	Warrants (Series 4)

7.2.1.	Each Warrant (Series 4) shall be exercisable into one ordinary share, par value NIS 0.01 each, on any trading day, as of the date they are registered on the Tel Aviv Stock Exchange and until May 4, 2019 (inclusive) (hereinafter: the “Exercise Period” and the “Exercise Deadline,” respectively), subject to the adjustments specified in Section 7.2.5, below, in exchange for cash payment of the exercise price as follows: (A) during the period until August 4, 2017 (inclusive) – an exercise price of NIS 1.642; (B) during the period from August 5, 2017 (inclusive) and until the end of the Exercise Period – an exercise price of NIS 1.745. The exercise price is not linked. Any Warrant (Series 4) that is not exercised by May 4, 2019 shall be null and void and will automatically expire and shall not confer to its holder any rights.

7.2.2.	The Warrants (Series 4) may not be exercised on the effective date of a distribution of bonus shares, a rights offering, the distribution of a dividend, a reverse share split, a forward share split or a reduction in share capital (each of the above shall hereinafter be called: a “Company Event”). Should the ex date of the Company Event occur prior to the effective date of the Company Event, no exercise shall be executed on such ex date.

7.2.3.	For additional details about the terms of the Warrants (Series 4), see Section 2.19 of the Shelf Prospectus.

7.2.4.	For details about the provisions to protect holders of the Warrants (Series 4) during the Exercise Period, see Section 2.19.12 of the Shelf Prospectus.

7.2.5.	The following are the adjustments to the Warrants (Series 4) in the event of a distribution of bonus shares, participation in a rights offering, or a distribution of a cash dividend, as specified in Section 2.19.11 of the Shelf Prospectus:

7.2.5.1.	Distribution of Bonus Shares

If, during the period of time the right to exercise Warrants (Series 4) is in effect, the Company distributes bonus shares, the rights of the holders of the Warrants shall be maintained such that the number of shares deriving from the exercise to which a holder of a Warrant (Series 4) shall be entitled upon their exercise shall be increased or decreased by the number of shares of that same class to which the holder of the Warrant would have been entitled as bonus shares had he exercised the Warrant on the last trading day prior to the ex date for the issuance of the bonus shares. The exercise price for the Warrant shall not change as a result of the addition of such shares. In the event of adjustments under this Section, the holder of a Warrant (Series 4) shall not be entitled to receive any portion of one complete share, and the provisions of Section 2.19.7.3 of the Shelf Prospectus shall apply. This adjustment method may not be modified. The Company shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the ex bonus shares shall be traded.

7.2.5.2.	Rights Offering

To the extent that during the period of time during which the right to exercise Warrants (Series 4) is in effect, the Company shall offer the Company’s shareholders, by way of rights, rights to purchase any securities, the number of shares deriving from the exercise of the Warrants (Series 4) shall be adjusted to the bonus rights component, as expressed in the ratio between the closing price of the share on the Tel Aviv Stock Exchange on the last trading day prior to the “ex” date for the issuance of the rights and the base price of the “ex rights” share. The Company shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the “ex rights” shares shall be traded. The adjustment method described in this Section may not be modified.

7.2.5.3.	Distribution of a Dividend

If, during the period of time during which the right to exercise Warrants (Series 4) is in effect, the Company shall distribute a dividend as defined in the Israel Companies Law, the Warrants’ exercise price shall be reduced by the amount of the dividend in shekels. The Company undertakes to give notice of the adjusted exercise price in an immediate report prior to the opening of trading on the trading day on which the “ex dividend” shares shall be traded. The adjustment method described in this Section may not be modified.